EXHIBIT 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

EnerTeck Corporation (“we,” “our” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.001 per share (the “Common Stock”).

The following summary description of our Common Stock is based on the provisions of our Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Bylaws and the applicable provisions of the Delaware General Corporation Law (“DGCL”). This information is qualified entirely by reference to the applicable provisions of our Certificate of Incorporation, our Bylaws and the DGCL.  Copies of our Certificate of Incorporation and our Bylaws are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the DGCL for additional information.

Common Stock

We are authorized to issue 100,000,000 shares of Common Stock. Holders of our Common Stock have equal rights to receive dividends when, as and if declared by our Board of Directors, out of funds legally available therefor.  Holders of our Common Stock have one vote for each share held of record and do not have cumulative voting rights.

Holders of our Common Stock are entitled, upon liquidation of the Company, to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of Common Stock are not redeemable and have no preemptive or similar rights. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, $.001 par value per share, none of which are issued and outstanding. The preferred stock will be entitled to preference over the common stock with respect to the distribution of assets of the Company in the event of its liquidation, dissolution, or winding-up, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the corporation among its stockholders for the purpose of winding-up its affairs. The authorized but unissued shares of preferred stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by our Board of Directors. The Board in its sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of preferred stock. The issuance of preferred shares with such voting or conversion rights may have the effect of delaying, deferring or preventing a change in control of our Company.

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Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of the DGCL

Our Certificate of Incorporation and Bylaws contain provisions that could have an anti-takeover effect, including provisions that provide the following:

•	the ability of our Board of Directors to determine the rights, preferences and privileges of our Preferred Stock and to issue the Preferred Stock without stockholder approval;

•	advance notice requirements for election to our Board of Directors and for proposing matters that can be acted upon at stockholder meetings;

•	vacancies on the Board of Directors may be filled by a majority of directors then in office, although less than a quorum;

•	grant our Board of Directors the authority to increase or decrease the size of the board of directors;

•	authorize our Board of Directors, by a majority vote, to amend the Bylaws;

•	The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Certificate of Incorporation and Bylaws do not provide for cumulative voting.

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